

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2012

Via E-Mail

Mark Munro
Chief Executive Officer
Genesis Group Holdings, Inc.
2500 N. Military Trail, Suite 275
Boca Raton, Florida 33431

> **Re:** **Genesis Group Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 5, 2012**
> **File No. 333-185293**
> **Form 10-K**
> **Filed April 16, 2012**
> **File No. 0-32037**

Dear Mr. Munro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act

of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note that you have omitted the names of the underwriters. Please include the names of the lead underwriters in your next amendment, or we will defer our review of the registration statement. We will proceed with our review only when the lead underwriters are named in an amendment to the registration statement.

4. We note the company's press release date October 1, 2012 that it had retained Wellington Shields & Co. LLC as its underwriter in connection with a secondary offering. Please provide us with your analysis of how this press release is consistent with Section 5(c) of the Securities Act of 1933 and our rules.

Prospectus Cover Page

5. We note your reference here and elsewhere in your prospectus to applying to become listed on the NYSE or NASDAQ. Recently your shares were trading for $0.02 per share. Given the respective listing standards please supplementally advise how you anticipate meeting those standards.

Statistical Data and Market Information, page 2

6. In the third sentence of the first paragraph, you state that you "have not independently verified the accuracy or completeness of the data." Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please revise this statement accordingly or remove the related disclosures. This comment also applies to the similar disclosure on page 32.

Prospectus Summary, page 3

Competitive Strengths, page 4

7. In the second paragraph under this title you mention that you have entered into over 30 master service agreements. Please advise us of your basis for not filing those agreements as exhibits to your filing.

Our Growth Strategy, page 5

8. We note in the first paragraph that you may pursue selective acquisition opportunities. Please revise to briefly indicate the two acquisitions that are currently pending.

Our Corporate Information, page 6

9. Please augment your disclosure to briefly state when you began to offer your present services.

The Offering, page 8

10. We note that you plan to redeem the Series H Preferred Stock after consummation of the offering. If you intend to use part of the proceeds of this offering to redeem such preferred stock, please revise your disclosure here and elsewhere in the prospectus, including the Use of Proceeds section, accordingly.

11. Please disclose in more detail how you determined the number of shares of common stock to be outstanding immediately after the offering; e.g., disclose the number of common shares to be issued on conversion of each series of preferred stock as well as the anticipated impact of the 125-to-1 reverse stock split.

12. In the second bullet point on page 9, please clarify whether you are referring to the warrants issued in connection with the Midmarket Capital Term Loans issued in September 2012. If so, please make sure this disclosure is consistent with your description of the terms of the warrants as described elsewhere in the document. For example, we note your disclosure on page F-36 that the warrants issued in connection with the September 2012 Term Loans entitle the holders to purchase common stock equal to *10%* of the fully diluted shares of Genesis common stock as of the date this Form S-1 was filed.

Summary Consolidated Financial and Other Data, page 10

13. Please revise your presentation of income statement and balance sheet data here and in Selected Consolidated Historical and Pro Forma Financial Information and Other Data so that the financial statements and other financial data presented in tabular form read consistently from left to right in the same chronological order throughout the filing.

14. Please tell us your consideration of presenting summarized pro forma information in this section.

Consolidated Statements of Operations Data, page 10

15. To ensure consistency in your presentation, please show the net loss for the nine months ended September 30, 2012 in parentheses.

Consolidated Balance Sheet Data, page 11

16. Please either remove the subtotal of redeemable/temporary equity, or revise the caption as this subtotal does not represent "total stockholders' deficiency."

17. We note that the number of shares and value of the Redeemable Series A convertible preferred stock outstanding at December 31, 2011 differ from amounts presented in your financial statements. Please revise or advise.

Non-GAAP Financial Measures, page 12

18. In the second and fifth paragraphs on page 12, we note that you refer to the various adjustments to arrive at Adjusted EBITDA as non-recurring. Please either remove your reference to these adjustments as nonrecurring since it appears certain of the adjustments recur each period (e.g., the unrealized (gain) loss on fair value of derivative and stock based compensation charges) or revise your disclosure to specify which adjustments are considered nonrecurring and why. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K.

Risk Factors, page 13

19. Please delete the reference to "other risks and uncertainties" in the opening paragraph of this section. All material risks should be described by your disclosure; if risks are not deemed material, you should not reference them.

Use of Proceeds, page 33

20. Please revise to more clearly and specifically articulate the intended use of proceeds. See Item 504 of Regulation S-K, including Instruction 6 regarding the disclosure required when proceeds will be used to finance acquisitions. Alternatively, if you have no specific plan for use of the proceeds, then revise to so state and discuss the principal reasons for the offering. In addition, you state here and throughout your prospectus that you intend to use a portion of the proceeds to fund the pending Telco and IPC acquisitions, but you also say that you have "no commitments to use the proceeds…for any such acquisitions"; please revise to clarify these apparently contradictory statements. Please also revise the penultimate paragraph, given the requirements of Instruction 7 of Item 504 of Regulation S-K.

21. Please state the approximate amount of proceeds expected to be used to fund the purchase price for the pending Telco and IPC acquisitions. Please also discuss the nature of the Telco and IPC businesses and indicate the status of any negotiations with respect to each of these acquisitions. Given that you have reserved the right to change the use of proceeds, please disclose the specific contingencies that could impact your use of the proceeds for the stated purposes. Refer to Item 504 of Regulation S-K and related Instructions to Item 504.

Capitalization, page 36

22. We note that your capitalization table is presented as of a date subsequent to the most recent balance sheet included in the filing. Please disclose transactions subsequent to the

most recent balance sheet date to enable an investor to reconcile the balances to the most recent financial statements included in the filing.

Selected Consolidated Historical and Pro Forma Financial Information and Other Data, page 39

23. Please omit the line item description captioned as "stockholders' deficiency" that immediately precedes your various redeemable and puttable securities so as to avoid any inference that these securities are part of permanent stockholders equity.

Unaudited Pro Forma Condensed Combined Financial Information, page 41

24. Please make conforming revisions to this section based on the comments below on the full set of pro forma financial statements provided starting on page F-116. In addition, please put appropriate captions at the top of each of the pro forma statements provided on pages 42 through 44 to identify the company name, financial statement and applicable period presented. Finally, please review the two sets of pro forma financial information for internal consistency as certain amounts disclosed in the presentations do not agree with one another.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 45

25. We note your statement on page 64 that as an "emerging growth company, we are electing to "opt-in" to compliance with GAAP accounting pronouncements applicable to public companies. This election is irrevocable." Please clarify this statement by further describing the election you have made. For example, if you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), please so state.

Results of Operations, page 53

26. Please revise this section to also discuss the salaries and wages line item on the statements of operations since this is the most significant component of your expenses and period to period amounts have varied significantly. Refer to Item 303(a)(3) of Regulation S-K.

Revenue, page 54

27. Where you discuss the reasons for period to period variations in revenues, please quantify the extent to which the variations are attributable to recent acquisitions. Please also quantify the extent to which increases in revenues are attributable to increases in prices or increases in the volume of services being sold. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Cost of revenue and gross profit, page 54

28. Please include a discussion of gross profit percentages and an analysis of the reasons for period-to-period changes in gross profit percentages.

Other Expenses, page 57

29. Please discuss the impact on other expenses of amortization of debt discounts and deferred loan costs.

30. In the last paragraph under this heading, you discuss results of discontinued operations, but there are no discontinued operations reflected in the audited financial statements. Please advise or revise.

Unaudited Quarterly Results of Operations, page 58

31. To the extent you elect to provide selected quarterly financial information, such disclosure should be made for each quarter within the two most recent fiscal years and any subsequent interim periods. Please revise. Refer to Item 302(a) of Regulation S-K.

Business, page 69

32. We note your disclosure here and throughout your prospectus that you have international operations as a result of your acquisition of Rives-Monteiro Engineering LLC. Please describe the nature and location of your international operations.

Our Industry, page 70

33. We note your reference to "a 2012 white paper prepared by Cisco Systems, Inc.," an "IHS iSuppli Mobile & Wireless Communications service report" and a "Telecommunications Industry Association 2012 ICT Market Review" as the source for data presented in your prospectus. In addition, we note your statements that you are "a leading end-to-end solution provider" and have an "industry-leading" recruiting database". Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Customers, page 74

34. Please clarify here, as you do elsewhere in your prospectus, that your customers may terminate their contracts with you without cause and at any time, and that they are not

required under the contracts to purchase a minimum amount of services from you.

Management, page 77

35. It appears that the footnotes to the table of executive officers and directors on page 77 do not correspond to any persons named in the table. Please revise or advise.

36. Please briefly state the business of each of Auerbach Acquisition Associates, II L.P., Cisco Systems, Juniper Networks, Inc., Munro Capital Inc., and Summit Broadband Holdings, LLC.

Executive Compensation, page 83

Employment and Severance Agreements, page 83

37. We note that Mr. Caudill was terminated. If he received severance please disclose the terms of his severance.

Equity incentive plans, page 85

38. We note that it appears that there are blanks where we would expect disclosure. We presume they were left blank because you filed your registration statement prior to year end and the information was not available. As soon as practical, please update with your 2012 compensation information.

39. We note your disclosure the "following summary of the 2012 Plan and the shares available under that plan is qualified in its entirety by the full text of the relevant plan document…" As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

Certain Relationships and Related Party Transactions, page 88

Related Party Transactions, page 88

40. When discussing a related party transaction please ensure that you identify the related party. For example, when you discuss the loans from Tekmark and Munro Capital, please explain why these are related party transactions.

41. Please tell us why you have not included in this section the issuance of Series D Preferred Stock to a director and the issuance of Series F Preferred Stock to TNS Inc. With respect to the transactions disclosed under "Loans," please provide the disclosure required by Item 404(a)(5) of Regulation S-K.

42. Please file as a material contract the funding agreement with Tekmark and Munro Capital. See Item 601(b)(10) of Regulation S-K.

Principal Stockholders, page 90

43. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Forward Investment LLC and MidMarket Capital Partners, LLC. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

44. It appears from your disclosure on page 83 that some or all of your directors may hold options that are exercisable within 60 days. Please tell us whether the disclosure in this table accounts for such options or advise.

Description of Capital Stock, page 92

45. Please clarify under "Advance Notice Procedures" on page 94 that this change to your charter constituted the elimination of the stockholders' ability to call a special meeting, as indicated in your DEF 14C filed on December 17, 2012. Please also include in this section a description of the changes to your charter and bylaws that will result in supermajority voting by stockholders.

Choice of Forum, page 96

46. We note your disclosure regarding the choice of forum clause in your amended and restated charter. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your amended and restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Genesis Group Holdings, Inc.

Audited Financial Statements, page F-3

General

47. Please verify all amounts disclosed throughout the financial statements and related disclosures for internal consistency and mathematical accuracy. Please also comply with this comment as it relates to your interim financial statements, all acquiree financial statements, your pro forma financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations. Certain discrepancies are noted in specific comments below but should not be construed as the only discrepancies that should be addressed.

48. Please tell us the pertinent terms of and how you accounted for the following transactions/items, as well as the basis in GAAP for your accounting in each case. Please also provide clarifying footnote disclosures, as appropriate, some of which are specifically identified throughout our comments below.

- January 2010 reverse acquisition with Digital Comm, Inc.
  - Please show us how, post reverse merger, the total shares outstanding equal the shares of Genesis Group Holdings, Inc. that were outstanding prior to the transaction plus the shares issued in the merger. Also show us how Digital Comm, Inc.'s historical share activity was retroactively restated to give effect to the exchange ratio in the reverse acquisition. Finally, please show us how the 20% stake retained by the historical shareholders of Genesis Group Holdings, Inc. is reflected in the statements of equity on the transaction date as the issuance of stock by Digital Comm, Inc. for the net monetary assets/liabilities of Genesis Group Holdings, Inc.

- August 2011 acquisition of Tropical Communications, Inc. (Tropical)
  - Address your accounting for the contingent purchase consideration/earn-out provisions.
  - Explain why the results of Tropical are included in the consolidated results of the Company effective August 1, 2011 when the acquisition date was August 22, 2011.

- December 2011 acquisition of 49% interest in Rives Monteiro Engineering (RM Engineering)
  - Address your accounting for the minority interest in RM Engineering.
  - Explain your accounting for the contingent purchase consideration/earn-out provisions.
  - Tell us in detail how you concluded that RM Engineering is a variable interest entity. Tell us further how you determined you should consolidate this entity. Please relate the consolidation guidance in GAAP on which you relied to the particular facts and circumstances in this case. Please also clarify your disclosure on page F-14 that "RME is an entity under common control which is consolidated in accordance with FASB guidance related to variable interest entities."
  - Help us understand the business reasons for acquiring a 49% ownership interest with an option to purchase the remaining 51% ownership interest for a de minimus amount rather than acquiring a 100% ownership interest.

- August 6, 2010 issuance of UTA Note and Warrant Purchase Agreement
  - Address your accounting for the original issuance of the note and warrant purchase agreement as well as your accounting for each modification to the note agreement, including incremental common share and warrant issuances.
  - Explain why you issued 24,940,263 shares of common stock to retire and cancel the warrant when the original warrant agreement covered the purchase

of up to 20,952,381 shares of common stock (refer to page F-17), and why you may have to issue additional shares such that the sum of shares issued to UTA equals 11.1% of the issued and outstanding capital stock of the Company on a fully diluted basis as of September 17, 2012 (refer to page F-35). Explain the related impacts on your accounting.

- Accounting for derivative liability
  - o Clarify whether the derivative liability discussed in note 9 on page F-19 and shown in the table on page F-12 relates to the warrants issued in the UTA Note and Warrant Purchase Agreement, or whether the derivative liability relates to an embedded conversion feature in the UTA Note or some other note. Explain the terms of the freestanding instrument or embedded item that resulted in derivative accounting.

49. It appears that there are a number of significant disclosures required by GAAP which are not provided in your financial statements. As such, with reference to the specific page numbers in your document where the disclosures are provided, please tell us how you have complied with, or revise your disclosures to comply with the disclosure requirements of the following standards. In some cases, we have listed examples of required disclosures that are not provided. Please be advised these examples are not intended as a complete list of the additional disclosures that should be provided to comply with GAAP. You should refer to the accounting standards for a complete list of required disclosures some of which are specifically addressed in our comments.

- ASC Topic 805, Business Combinations
  - o The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, including each major intangible asset and goodwill. For each acquisition, the net amounts recognized should equal the total purchase price for the acquisition.
    - ▪ Where the purchase price allocation is preliminary/provisional, significant liabilities and tangible and intangible assets likely to be recognized should be identified and uncertainties regarding the effects of amortization periods assigned to the assets should be highlighted.
  - o The amounts of revenue and earnings of each acquiree since the acquisition date included in the consolidated income statement for the reporting period.
  - o Pro forma results of operations as if the acquisition(s) occurred at the beginning of the period presented. Your current disclosures do not appear to be pro forma results but rather the mathematical sum of the historical results.

- ASC Topic 350, Intangibles – Goodwill and Other
  - o The amount of goodwill and other intangibles should be presented as separate line items in the balance sheets.
  - o Identification of intangibles subject to amortization and not subject to amortization.

- o For intangible assets subject to amortization: the amount assigned to each major intangible asset class and the weighted-average amortization period, in total and by major intangible asset class; the gross carrying amount and accumulated amortization, in total and by major intangible asset class; aggregate amortization expense for the period; and estimated aggregate amortization expense for each of the five succeeding fiscal years.

- ASC Topic 718, Compensation – Stock Compensation

- ASC Topic 470, Debt
  - o Please be sure to identify and/or clarify any cross-default provisions in your debt agreements (refer to page F-36) and indicate whether you are in default of any of your obligations at each balance sheet date and any related implications.

- ASC Topic 740, Income Tax Accounting

- ASC Topic 280, Segment Reporting
  - o We note your disclosures regarding segments on page F-31 of the interim financial statements. Please tell us how you concluded that all operating segments are properly aggregated into one reporting segment, particularly as it relates to similarity of economic characteristics.
  - o Provide the entity wide disclosures specified by paragraphs 38 through 41 of ASC 280-10-50.

- ASC Topic 820, Fair Value Measurements and Disclosures.

Please address this comment as it relates to your interim financial statements as well.

Consolidated Balance Sheets, page F-3

50. The number of outstanding shares of Series A preferred stock differs from the number of shares disclosed in note 13 and in the consolidated statement of changes in stockholders' equity. In addition, the number of outstanding shares of Series B preferred stock differs from the number of shares disclosed in note 13. Please revise or advise.

51. Please tell us how you determined the par value (or carrying amount) of the Series A preferred stock.

Consolidated Statements of Operations, page F-4

52. Please tell us why the amount of stock compensation included in salaries and wages parenthetically disclosed does not agree to the amount of stock compensation for services disclosed in the consolidated statements of cash flow.

Consolidated Statement of Changes in Stockholders' Equity, page F-5

53. Please tell us why the recognition of a derivative liability from warrant issuance resulted in a decrease in additional paid-in-capital of $836,685.

54. Please tell us your consideration of describing the share cancellation transactions in the notes to financial statements.

55. We note that you recognized additional-paid-in capital related to the debt discount attributable to warrants issued to UTA in connection with the second modification to the UTA debt agreement. Please tell us the number of warrants issued to UTA in connection with the second modification and how you determined the fair value of the warrants. Please also disclose the issuance of the warrants and their terms in the note 7 to the financial statements or tell us how the warrant transaction is presently disclosed in the notes.

Consolidated Statements of Cash Flow, page F-7

56. Please show us how to reconcile the amount of fiscal 2011 stock compensation for services to the transactions disclosed in the consolidated statement of changes in stockholders' equity.

Notes to Consolidated Financial Statements, page F-8

2. Summary of Significant Accounting Policies, page F-9

General

57. Please disclose your accounting policies for inventories, impairment of long-live assets, convertible preferred stock, convertible debt instruments and deferred loan costs.

Revenue Recognition, page F-10

58. Please clarify whether you recognize revenue for all of your contracts under the percentage of completion method of accounting. If not, please identify those contracts accounted for under the percentage of completion method and disclose your revenue recognition policies for other contracts. For contracts accounted for using the percentage of completion method, please tell us how you concluded you are in the scope of ASC 910 applicable to construction contractors performing construction type, as opposed to service, contracts. Please also address the extent to which you use cost-to-cost measures for measuring progress towards completion and tell us why this is appropriate to measure the extent of completion. Also tell us your consideration of whether your contracts contain multiple deliverables warranting separate recognition. Moreover, we note that the revenue recognition policy on page F-31 is different than the policy stated here, presumably due at least in part to acquisitions during the interim period. Please be sure

your revenue recognition policy in the interim financial statements is complete and addresses your revenue recognition policies for all of your contracts.

Net Loss Per Share, page F-11

59. We note your discussion of participating securities and the treatment of participating securities for purposes of computing earnings (loss) per share. Please revise your disclosure to clarify which of your share-based payment awards have non-forfeitable dividend participation rights and thus are participating securities under ASC 260. Also tell us how your presentation of earnings per share is consistent with the two-class method of computing earnings (loss) per share.

3. Acquisitions, page F-14

60. Please tell us the process you undertook to identify separately recognizable intangible assets for each business combination. Also tell us how you determined the value at which to record the intangible assets. Please address this comment as it relates to your interim financial statements as well.

61. Please provide the disclosures required by ASC 350-20-50-2 with respect to the impairment of goodwill recognized in connection with the acquisition of Tropical.

62. We note that the fair value of shares issued in connection with the acquisitions of Tropical and RM Engineering differ from the amounts of equity presented in the consolidated statement of changes in stockholders' equity. Please advise.

63. We note that the amount of intangible assets acquired in connection with the Rives-Monteiro Engineering acquisition differs from the amount disclosed in note 3 and in the consolidated balance sheet. Please advise.

6. Notes Payable – Other, page F-15

64. Please describe the common shares equity component of the promissory notes disclosed at the top of page F-16. Please provide similar disclosures in note 5 to your unaudited financial statements.

65. The total amount of the long-term portion of notes payable, other is incorrect. Please revise.

10. Income Taxes, page F-19

66. It does not appear that you have recognized any deferred tax assets or liabilities for differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of assets or liabilities are recovered or settled. Please advise.

13. Stockholders' Equity, page F-22

Common Stock, page F-22

67. Please tell us in a reasonable amount of detail and disclose how you determined the value at which to record each equity issuance (common and preferred) reflected on the statements of equity, including equity issued for employee services, consulting services, in connection with acquisitions, in connection with debt conversions and settlements and in connection with loan modifications. Please also address this comment as it relates to each equity issuance in your interim financial statements.

68. We note that the fair value of shares issued in connection with loan provisions of third party borrowing disclosed in the fifth and seventh paragraphs differ from the amount of equity from issuance of shares pursuant to loans disclosed in the consolidated statement of changes in stockholders equity on page F-6. Please advise.

69. We note that the fair value of the shares issued in debt conversions to a third party lender disclosed in the third and eighth paragraphs on page F-23 differ from the amount of equity from issuances of shares from conversion of notes payable presented in the consolidated statement of changes in stockholders' equity. Please advise. In addition, please disclose how you determine the fair value of shares issued in the debt conversions and whether you recognized any extinguishment gains or losses.

70. We note that the fair value of the shares issued to the owners of Premier Cable Designs, Inc. disclosed in the fourth paragraph on page F-23 differs from the amount of equity presented in the consolidated statement of changes in stockholders' equity. Please advise.

Preferred Stock, page F-23

71. Please disclose the conversion and/or redemption terms for each series of preferred stock outstanding, including the number of common shares into which each series of preferred stock is convertible at each balance sheet date. Disclose whether each series of preferred stock is classified as a derivative liability, equity, or mezzanine instrument and the basis for the classification in each case. Please address this comment in your interim financial statements as well.

14. Going Concern, page F-24

72. Filings containing accountant's reports that are qualified as a result of questions about an entity's continued existence must contain appropriate and prominent disclosure of the registrant's financial difficulties and viable plans to overcome those difficulties. As such, please include a more detailed and specific discussion of your ability or inability to generate sufficient cash to support your operations during the twelve month period following the date of the financial statements. This discussion should be updated as

necessary in the notes to your interim financial statements. Please make conforming revisions to your disclosures on page 26 regarding your plans to remain a viable entity. Your current disclosure that you expect current cash resources, together with net proceeds from this offering, will be sufficient to fund your operations through approximately March 2013 (three to four months from now) is not sufficient.

Genesis Group Holdings, Inc.

Interim Financial Statements, page F-27

General

73. Please disclose changes in the separate accounts comprising shareholders' equity, in addition to retained earnings, and of the changes in the number of shares of outstanding equity securities. Refer to ASC 505-10-50-2. In addition, please disclose the pertinent rights and privileges of the Series F and G preferred stock, including, dividend and liquidation preferences, call prices and dates, conversion prices or rates and pertinent dates, voting rights and significant terms of contracts to issue additional equity securities. Refer to ASC 505-10-30-3.

74. We note that the Series A, B and C preferred stock were reclassified from permanent equity to either liabilities or temporary equity. Please disclose the changes in the terms of the securities that resulted in the reclassifications and/or the reasons for the reclassification of the securities. Please also disclose whether the common stock with the put option and the Series A, B, C, F and G preferred stock are classified as liabilities or temporary equity. In addition, please include a subtotal of total liabilities to distinguish equity instruments classified as liabilities and equity instruments classified as temporary equity.

Consolidated Balance Sheets, page F-27

75. Please tell us why deferred loan costs are properly classified as a current asset.

76. We note that the number of outstanding shares of the Series A redeemable convertible preferred stock differ from the number of outstanding shares disclosed in note 13 to your audited financial statements and in the consolidated statement of changes in stockholders' equity in the audited financial statements. Please advise.

77. Please provide the disclosures required by ASC 323-10-50 with respect to your investment in Digital Comm.

Notes to Consolidated Financial Statements, page F-30

78. Please tell us the pertinent terms of and how you accounted for the following transactions/items, as well as the basis in GAAP for your accounting in each case. Please

also provide clarifying footnote disclosure, as appropriate, some of which are specifically identified in our comments below.

- September 2012 sale of shares of Digital Comm, Inc. common stock and related deconsolidation of the entity.
  - Since Digital Comm was considered the accounting acquirer in the January 2010 recapitalization transaction, please address what net assets and operations were divested in this transaction.
  - Show us how you determined the amount of loss from disposal of this subsidiary.
  - Disclose the terms of the related party note received in exchange for the shares of Digital Comm and whether the note has been repaid.
  - In determining to deconsolidate Digital Comm please tell us your consideration of potentially significant continuing involvement in the disposed subsidiary in light of the related party note received in the exchange and considering the note is secured by the purchased shares.

- September 2012 acquisition of TNS, Inc. (TNS)
  - Address your accounting for the contingent purchase consideration/earn-out provisions.

- September 2012 acquisition of ADEX Entities
  - Address your accounting for the contingent purchase consideration/earn-out provisions, including your recognition of the contingently redeemable Series G preferred stock placed in escrow in connection with earn-out provisions.

- September 2012 issuance of Series E Preferred Stock in exchange for (or upon conversion of) principal and interest on notes payable
  - In describing the basis for your accounting, please be sure to address whether conversion to common shares was provided for in the note agreements.

- September 2012 issuance of MidMarket Capital notes.
  - Address your accounting for warrants issued in connection with the notes.

- Accounting for derivative liability
  - Clarify which warrants and/or embedded conversion features are recorded as a derivative liability as of each balance sheet date and why. Also explain what you mean when you say that you account "for the embedded conversion features included in [your] warrants as derivative liabilities."

- Income statement presentation of dividends accrued on preferred stock.

2. Acquisitions and Disposals, page F-31

Disposal of Digital Comm, Inc. Subsidiary, page F-31

79. Please tell us whether you recognized a gain or loss in net income attributable to the parent and how you measured the gain or loss. In addition, please provide the disclosures required by ASC 810-10-50-1B.

5. Notes Payable – Other, page F-34

80. Please disclose the terms, pertinent rights and privileges of the convertible promissory notes issued during the period.

81. Please disclose how you determined the fair value of the Series E preferred stock issued to settle the debt obligation payable to MMD Genesis, whether you recognized a gain or loss on settlement and the amount of the gain or loss.

ADEX Corporation Audited Financial Statements, page F-39

82. We note that you acquired the ADEX entities and TNS, Inc. on September 17, 2012. As such, please tell us why the interim financial statements for these entities provided pursuant to Rule 3-05 of Regulation S-X are as of and for the period ended September 30, 2012. We would generally expect you to provide the interim financial statements through June 30, 2012.

Independent Auditor's Report, page F-40

83. We note that the introductory paragraph refers to the accompanying consolidated and combined balance sheets as of December 31, 2011 and 2011 rather than December 31, 2011 and 2010. Please revise. Please similarly revise the report presented on page F-97 in regard to Integration Partners – NY Corporation.

Notes to Consolidated and Combined Financial Statements, page F-45

Note D – Income Taxes, page F-48

84. Please disclose the provision for income taxes for each year presented and revise the amounts to conform to the amounts presented in the statements of operations.

Integration Partners – NY Corporation Audited Financial Statements

Notes to Financial Statements, page F-102

Note 2: Summary of Significant Accounting Policies, page F-102

Revenue Recognition, page F-103

85. Please tell us how your revenue recognition policy complies with the guidance in ASC 605-25 regarding the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Address specifically how you determined whether arrangements involving multiple deliverables contain more than one unit of accounting and if so, how arrangement consideration is measured and allocated to the separate units of accounting in the arrangement. Please also provide disclosures to comply with ASC 605-25-50 as applicable.

Unaudited Pro Forma Combined Financial Statements, page F-116

General

86. Your pro forma financial statements do not appear to comply with the guidelines for preparation, presentation and disclosure of pro forma information in Article 11 of Regulation S-X. Below are various items in your presentation that do not appear to comply. Please be advised that this is not intended to be a comprehensive list of revisions that need to be made in order to conform with Article 11 of Regulation S-X. You should review your presentation in its entirety with a view toward making any necessary revisions, as appropriate, giving consideration to the requirements of Regulation S-X.

Pro Forma Balance Sheets, page F-117

- Tell us your consideration of presenting the pro forma balance sheet as well as weighted average common shares on the pro forma statements of operations as if the various classes of redeemable and/or convertible preferred stock have been redeemed and/or converted, as applicable. In this regard, we note your disclosures on page 8 that in conjunction with the offering, you expect to redeem or convert to common stock all preferred stock outstanding. Moreover, it appears in conjunction with the offering you expect warrants for a significant number of common shares to be exercised. Please tell us your consideration of also including these shares in the pro forma balance sheet and income statements. We generally believe such changes in capitalization at the effectiveness or close of an IPO should be given pro forma effect.

- Please revise to show the number of shares of common and preferred stock outstanding on an actual and pro forma basis.

- Certain of the subtotals on the pro forma balance sheet under the column for IPC Systems, Inc. do not appear to re-compute mathematically. Moreover, certain amounts in this column do not agree to the balance sheet for ICP as of September 30, 2012 as presented on page F-108. Please review and revise.

- Please disclose the cash balances and other assets and liabilities of each entity that were not acquired or that will not be acquired and reflected in pro forma adjustments.

Pro Forma Statements of Operations, pages F-118 and F-119

- Since the proceeds of the offering will be used to fund the pending acquisitions of Telco Professional Services and IPC, the pro forma impacts of these two acquisitions should be shown separately. As such, please revise the pro forma statements of operations to provide a subtotal column reflecting pro forma results for acquisitions that have already been consummated and a total column that reflects additional pro forma adjustments associated with the two pending acquisitions.

- Please label each column to indicate the period presented and whether the results of operations for that period are audited or unaudited. For example, in the pro forma statements of operations for the year ended December 31, 2011, we assume the column for Adex should be labeled "12 months ended December 31, 2011 (audited)," whereas the column for Tropical should be labeled "January 1, 2011 through August 22, 2011 (audited)," with August 22, 2011 representing the acquisition date of Tropical.

- Explain your presentation under the column "Digital." It appears the amounts in this column may represent pro forma adjustments as if Digital had been disposed as of January 1, 2011. If this is the case, please label the column accordingly and provide disclosure to this effect, including an explanation of how you arrived at each of the pro forma adjustments.

- Please revise to show the pro forma income tax effects of each of the transactions with accompanying footnote disclosures to explain how you computed the pro forma adjustments.

- Please tell us your basis for pro forma adjustment (k) to reflect lower salaries for former owners. Please note that information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management's actions were carried out in previous reporting periods, is considered a projection and not an objective of Article 11 of Regulation S-X.

- Please tell us why the columns for Adex and IPC on the pro forma statements of operations for the year ended December 31, 2011 do not agree exactly with the audited historical results for these entities as presented on pages F-42 and F-99, respectively.

- Please revise the pro forma statements of operations to present only the portion of the income statement through income from continuing operations.

87. Please disclose the following the additional information in your pro forma financial statements:

- How you arrived at the amount of the adjustments to retained earnings and additional paid-in capital under the Pro Forma Adjustments Acquisitions column of the pro forma statements of operations.

- The fair value of total consideration (purchase price) transferred for each acquisition, including contingent consideration, and the fair value of each class of consideration, including cash, notes, liabilities incurred and equity interests, including the number of instruments or interests issued or issuable and the method of determining fair value of the instruments or interests.

- How the purchase price was or will be allocated to specific identifiable tangible and intangible assets and liabilities. Where the allocation is preliminary/provisional, significant liabilities and tangible and intangible assets likely to be recognized should be identified and uncertainties regarding the effects of amortization periods assigned to the assets should be highlighted.

- The terms of debt obligations included in the consideration transferred or to be transferred, including interest rates.

- The amount of direct, incremental costs of the acquisitions that will be incurred and not yet reflected in the historical financial statements, which should be reflected in the pro forma adjustments to retained earnings.

- Revise note (g) to the pro forma statements of operations to provide additional disclosure to show how pro forma amortization expense is computed for each acquiree. In this regard, please note the expected useful lives or amortization periods of significant assets acquired in the transactions, including identified intangibles, should be disclosed in a note to the pro forma financial statements.

- It is unclear which pro forma adjustment is explained in note (j) to the pro forma statements of operations. Please advise or revise.

- Provide disclosure which makes transparent to readers how you derived pro forma weighted average common shares outstanding. In doing so, please be sure to explain what the weighted average common shares under each of the acquiree columns represent. Tell us whether pro forma weighted average common shares have been adjusted to give effect to the shares from this offering whose proceeds will be used to acquire Telco and IPC, and if not, explain why. Also, because historical weighted average common shares as presented in the first column appear to be adjusted for something other than the 125-to-1 reverse stock split, please disclose how you derived the 1,442,504 weighted average common shares outstanding on a historical basis for Genesis.

- Provide all the disclosures required by Item 10(e) of Regulation S-K with respect to your presentation of pro forma combined EBITDA.

- Disclose any material conditions to closing the acquisitions of Telco Professional Services and IPC, including your ability to raise the cash to pay for the acquisitions. Indicate whether the purchase agreements stipulate a timeframe within which the acquisitions must be consummated.

88. Unless and until the closings for the acquisitions of Telco and IPC have occurred, please remove any statements throughout the financial statements, pro forma financial statements and elsewhere throughout the document which suggest that you have already acquired these companies. We note, for example, the following disclosures on pages F-123 and F-124:

- "On November 19, 2012, the Company entered into an Asset Purchase Agreement (the "TPS Agreement") and *acquired* certain assets and assumed certain liabilities of… Telco… (emphasis added)";

- "On November 19, 2012, the Company *acquired* all the capital stock of the IPC in exchange for the following consideration…"

- "The acquisitions [of TPS and IPC] have been accounted for as business combinations… Accordingly, the assets and liabilities of the acquired entities were recorded at their estimated fair values at the date of the acquisition."

The disclosures in note F on page F-86 and note 6 on page F-106 should also be revised accordingly.

89. Please tell us why there are no pro forma adjustments to reflect inventories and property, plant and equipment acquired or to be acquired at fair value.

Recent Sales of Unregistered Securities, page 109

90. State briefly the facts relied upon to make the exemption available in these transactions in addition to your general statement that you relied on Section 4(2). Also, identify the person or class of persons to whom the securities were sold. In this regard, "third party" as a description, standing alone, is not a class of persons. In addition, please include the issuance of shares of your Class A Preferred Stock.

Undertakings, page 112

91. Notwithstanding the fact that your offering is not a delayed or continuous one, you are still required to provide the undertakings located at Item 512(a)(6) of Regulation S-K because this offering constitutes an initial distribution of securities. Please revise.

92. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. See C&DI Question 229.01 (Securities Act Rules).

Exhibits Index, page 114

93. With your next amendment please include your interactive data files required by Item 601(b)(101) of Regulation S-K, as well as the amended and restated bylaws to be in effect upon consummation of the offering.

Exhibit 10.24

94. We note that according to your footnote that you have omitted certain schedules to your material contract exhibit 10.24 pursuant to Item 601(b)(2) and that you will provide the schedules upon request. However, this appears to be a typo and you intended to refer to exhibit 10.14. Also, while Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally upon request in connection with any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto, there is not a similar provision in Item 601(b)(10) of Regulation S-K relating to material agreements. Please re-file a complete copy of this agreement.

Exhibit 23.1 Auditors Consent

95. Please provide the auditor's consent to the use of the audit reports provided on pages F-40, F-59, F-79 and F-97.

Form 10-K for Fiscal Year Ended December 31, 2012

Signatures, page 53

96. The report should also be signed by your controller or principal accounting officer on your behalf and in his capacity as the controller or principal accounting officer. Please refer to the signature section and General Instruction D(2) of Form 10-K. Please tell us whether your chief financial officer also serves as your controller or principal accounting officer. If so, please confirm to us that your chief financial officer signed the report in both capacities and that you will indicate each capacity in which he signs the report in future filings. If not, please revise to provide the signature of your controller or principal accounting officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 with any other questions.

Sincerely,

/s/ James Allegretto for

Mara L. Ransom
Assistant Director